Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Results of Operation and Financial Condition

For the three months ended March 31, 2025

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Collective Mining Ltd. and its subsidiaries (“CML” or the “Corporation”) for the three months ended March 31, 2025 should be read in conjunction with the Company’s interim condensed consolidated financial statements (unaudited) (“Interim Consolidated Financial Statements”) and related notes for the three months ended March 31, 2025, which have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards). applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The information included in this MD&A is as of May 13th, 2025, the date when the Audit Committee, on behalf of the Board of Directors, approved the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2025. All monetary amounts included in this report are expressed in United States (“U.S.”) dollars (“$”), the Company’s reporting and functional currency, unless otherwise noted. References to C$ and COP are to Canadian dollars and Colombian pesos, respectively. This MD&A contains forward-looking information and should be read in conjunction with the risk factors described in the “Caution Regarding Forward-Looking Information” section.

Table Of Contents

Description Of Business	2
2025 Summary And Highlights	2
Business Transactions	3
Exploration Summary	4
Selected Consolidated Financial Information	8
Overview Of Consolidated Financial Results	8
Summary Of Consolidated Quarterly Results	9
Liquidity And Management Of Capital Resources	9
Equity And Warrants	10
Trends And Risks That Affect The Company’s Financial Condition	11
Contractual Obligations, Commitments And Option Agreements	11
Related Party Transactions	12
Financial Instruments And Related Risks	12
Off-Balance Sheet Arrangements	12
Market Trends	12
Critical Accounting Estimates And Judgements	13
Changes In Accounting Policies	13
Internal Control Over Financial Reporting And Disclosure Controls And Procedures	13
Emerging Market Disclosure	14
Risks And Uncertainties	18
Caution Regarding Forward-Looking Information	18
Corporate Information	19

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DESCRIPTION OF BUSINESS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario company and a foreign company branch office in Colombia.

The Company’s common shares began trading on the Toronto Stock Venture Exchange (the “TSXV”) on May 20, 2021, under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”. Additionally, in 2023, the Company was listed on the Frankfurt Stock Exchange (the FSE) under the symbol “GG1”. On July 17, 2024, CML’s common shares were voluntarily delisted from the OTCQX® Best Market and began trading on the NYSE American LLC under the symbol “CNL”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

CML and its subsidiaries (collectively referred to as the “Company”) is an early-stage exploration Company and is principally engaged in the acquisition, exploration and development of mineral properties located in Colombia.

The Company currently holds mining titles, mining applications and option agreements to explore and acquire two exploration projects in Colombia, South America; the Guayabales Project and the San Antonio Project.

2025 SUMMARY AND HIGHLIGHTS

Q1 2025 Business Highlights

▪	On February 6, 2025, the Company announced the appointment of Jasper Bertisen to its Board of Directors.

▪	On March 20, 2025, the Company announced the closing of Agnico Eagle Mines Limited’s (“Agnico Eagle”) investment in the Company pursuant to which Agnico Eagle subscribed for 4,741,984 common shares in the capital of the Company (the “Shares”) at a price of C$11.00 per Share for aggregate consideration of approximately C$52.1 million (the “March 2025 Private Placement”). Concurrently with the closing of the March 2025 Private Placement, Agnico Eagle exercised all of the common share purchase warrants of the Company (each, a “Warrant”) it held to acquire an additional 2,250,000 Shares at a price of C$5.01 per Share for aggregate consideration of C$11.3 million. On closing of the March 2025 Private Placement and following exercise of the Warrants, Agnico Eagle’s ownership interest in the Shares increased to approximately 14.99%.

Subsequent to quarter end:

▪	On March 21, 2025, the Company announced the appointment of Ned Jalil as Chief Executive Officer.

Q1 2025 Exploration Highlights

Guayabales Project

▪	During the quarter, the Company continued drilling the Guayabales project and announced assay results for the Ramp zone and subzones.

Subsequent to quarter end:

▪	The Company announced an expanded drilling program following the closing of its C$63.4 million financing which will include up to ten rigs.

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San Antonio Project

▪	During the quarter, the Company re-commenced drilling at the San Antonio Project.

Q1 2025 Operating and Financial Results

▪	Results for the three months ended March 31, 2025 was a net loss of $16.9 million ($0.22 per share).

▪	Exploration expense for the three months ended March 31, 2025 was $4.9 million, including $4.2 million relating to the Guayabales Project and $0.7 million relating to the San Antonio Project.

▪	Revaluation of warrants liability for the three months ended March 31, 2025, was a loss of $10.6 million.

▪	Operating cash outflow for the three months ended March 31, 2025 was $5.4 million.

▪	Net financing cash inflow for the three months ended March 31, 2025 was $44.4 million.

▪	A total of $44.7 million was raised through the March 2025 Private Placement, option and warrants exercises for the three months ended March 31, 2025.

▪	Cash and cash equivalents at March 31, 2025 was $78 million (December 31, 2024 – $38.9 million)

BUSINESS TRANSACTIONS

2025 Non-Brokered Private Placement (the “March 2025 Private Placement”)

On March 20, 2025, the Company completed a non-brokered private placement with a strategic investor for a total of C$52.2 million ($36.4 million) which consisted of the sale of 4,741,984 shares at a price of C$11.00 per share.

Concurrently with the closing of the March 2025 Private Placement, Agnico Eagle exercised all of the common share purchase warrants of the Company (each, a “Warrant”) it held to acquire an additional 2,250,000 Shares at a price of C$5.01 per Share for aggregate consideration of C$11.3 million ($7.9 million).

2024 Bought Deal Offering (the “October 2024 Offering”)

On October 31, 2024, the Company closed the October 2024 Offering for a total of C$40.3 million ($28.9 million) which consisted of the sale of 8,050,000 shares at a price of C$5.00 per share.

2024 Non-Brokered Private Placement (the “October 2024 Private Placement”)

On October 31, 2024, the Company completed a non-brokered private placement with a strategic investor for a total of C$6.1 million ($4.4 million) which consisted of the sale of 1,226,235 shares at a price of C$5.00 per share to top-up its ownership interest in the Company.

2024 Non-Brokered Private Placement (the “March 2024 Offering”)

On March 4, 2024, the Company closed the March 2024 Offering for a total of C$18.9 million ($13.9 million) which consisted of the sale of 4,500,000 units at a price of C$4.20 per unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$5.01 with an expiry date on March 4, 2027.

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2023 Bought Deal Offering (the “March 2023 Offering”)

On March 22, 2023, the Company closed the March 2023 Offering for a total of C$30 million ($21.9 million) by a syndicate of underwriters, which consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

2022 Bought Deal Offering (the “October 2022 Offering”)

On October 25, 2022, the Company closed the October 2022 Offering of C$10.8 million ($7.9 million), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024. As at April 25, 2024, all of the warrants were exercised.

EXPLORATION SUMMARY

The following is a summary of exploration expenditures incurred for the three months ended March 31, 2025 and 2024:

	2025			2024
For the three months ended March 31	San Antonio	Guayabales	Total	Total
	$	$	$	$
Drilling services	305,604	1,948,874	2,254,478	1,229,635
Salaries and benefits	91,931	616,313	708,244	483,452
Option payments and fees	33,600	324,478	358,078	285,858
Assaying	69,347	286,656	356,003	496,506
Field costs, surveys and other	62,925	334,550	397,475	405,538
Transportation and meals	32,365	172,264	204,629	231,291
Consulting, professional fees and technical assistance	41,609	137,296	178,905	220,864
Community expenses	16,241	99,290	115,531	37,201
Security	16,602	73,321	89,923	95,583
Geophysics	563	11,173	11,736	286,803
Depreciation and amortization	25,886	157,881	183,767	65,789
	696,673	4,105,221	4,858,769	3,838,520

Guayabales Project

The Guayabales Project consists of exploration titles, exploration applications and two option agreements and a number of surface rights option agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company entered into two option agreements (the “First Guayabales Option” and the “Second Guayabales Option”) with third parties to explore, develop and acquire exploration property within the Guayabales Project. In October 2023 and May 2024, the Company secured option agreements to purchase surface rights.

Exploration activities:

During the period, the Company continued to expand the Apollo system with drilling focusing on the expansion drilling at depth. In addition, the Company continued to drill new targets at the Guayabales Project including the Ramp Zone, the Trap, Plutus and Box targets

For the three months ended March 31, 2025, the Corporation recognized a total of $4.2 million (three months ended March 31, 2024 – $3.8 million) as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of the Guayabales Project, including option payments of $0.25 million (three months ended March 31, 2024 – $0.25 million).

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Option agreements:

Details of the two first option agreements are as follows:

First Guayabales Option

On June 24, 2020, the Company entered into the First Guayabales Option to acquire 100 percent of the property covered within the agreement. The terms of the agreement are as follows:

Phase 1:

The Company must incur a minimum of $3 million of exploration and evaluation expenditures in respect of property within the First Guayabales Option and make total option payments of $2 million over a maximum four-year term ending on or before June 24, 2024 in order to proceed to Phase 2 of the agreement. The Company has met its commitments under Phase 1 of the agreement.

Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Company must incur a minimum of $10 million of incremental exploration and evaluation expenditures in respect of such property and make total option payments of $2 million, payable in equal instalments of $0.2 million semi-annually over a maximum six-year term, commencing after the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the property within the First Guayabales Option, the Company has the following options:

▪	provide notice that the Company has elected to pay a 1% NSR monthly, commencing on the first calendar day of the month after 85% of the processing plant capacity has been achieved, in exchange for the remaining 10% interest;

▪	acquire 0.625% each year to a total of 10% by paying $0.25 million semi-annually, commencing at the end of Phase 2, to a total of $8 million in lieu of the NSR; or

▪	pay a one-time payment of $8 million in lieu of the NSR.

In addition, the Company is required to fund and complete all development and construction activities to bring the project to commercial production.

Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the property under the First Guayabales Option:

		Option Payments	Exploration Expenditures	Total
		$	$	$
Total Phase 1	June 24, 2020 – June 24, 2024	2,000,000	3,000,000	5,000,000
Total Phase 2	June 24, 2024 – June 24, 2030	2,000,000	10,000,000	12,000,000
Total Phase 3	To commercial production	8,000,0001	–	8,000,000
		12,000,000	13,000,000	25,000,000

1	Based on the assumption that the Company does not elect to pay the NSR.

The Company may terminate the agreement at any time, upon notification to the optionor.

For the three months ended March 31, 2025, the Corporation recognized a total of $3.1 million (three months ended March 31, 2024 – $1.7 million) as exploration and evaluation expense in the consolidated statement of operations in respect of the First Guayabales Option, including option payments of $nil million (three months ended March 31, 2024 – $nil million).

As at March 31, 2025, and from inception of the agreement, the Company has completed and recognized a total of $31.9 million as exploration and evaluation expenditures in respect of the minimum expenditures required under the Option agreement and has made total option payments of $2.2 million required within the agreement.

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Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1.75 million. The Company has met its commitments under Phase 1 of the agreement.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1 million.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4.3 million over a two-year period ending on January 2, 2030 to acquire 100 percent of the property within the Second Guayabales Option.

The exploration and development program for the Second Guayabales Option, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company may terminate the agreement at any time, upon notification to the optionor.

For the three months ended March 31, 2025, the Corporation recognized a total of $0.25 million (three months ended March 31, 2024 – $0.34 million) as exploration and evaluation expense in the consolidated statement of operations in respect of Phase I of the Second Guayabales Option, including option payments of $0.25 million (three months ended March 31, 2024 – $0.25 million).

As at March 31, 2025, and from inception of the agreement, the Company has made total option payments of $1.75 million.

Surface Rights Agreements

October 2023

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4.4 million.

The Company may terminate the agreement at any time, upon notification to the optionor.

For the three months ended March 31, 2025, the Company has recognized option payments of $nil million (three months ended March 31, 2024 – $nil million), as exploration and evaluation expense in the consolidated statement of operations.

As at March 31, 2025, and from inception of the agreement, the Company has made total option payments of $1.4 million.

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May 2024

On May 23, 2024, the Company entered into three option agreements with third parties to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property over a period ranging from 1 to 3 years for total payments over the term of the agreements of $0.3 million. One agreement expires on April 25, 2025, one expires on August 23, 2025, and the other one expires on September 23, 2027.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three months ended March 31, 2025, the Company has recognized option payments of $0.03 million (three months ended March 31, 2024 – $nil million), as exploration and evaluation expense in the consolidated statement of operations.

As at March 31, 2025, and from inception of the agreement, the Company has made total option payments of $0.24 million.

San Antonio Project

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio Project is located approximately 80km south of Medellín and is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire 100 percent of the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2.5 million. The Company has the option to pay an additional $2.5 million to the optionor upon reaching commercial production in exchange for the 1.5% NSR.

Option payments under the agreement are as follows:

$
August 8, 2020	30,000
July 9, 2021	50,000
July 9, 2022	100,000
July 9, 2023	150,000
July 9, 2024	250,000
July 9, 2025	420,000
July 9, 2026	750,000
July 9, 2027	750,000
2,500,000
Upon reaching commercial production	2,500,000
5,000,000

The Company may terminate the agreement at any time, upon notification to the optionor. In addition, the Company may acquire 100 percent of the property at any time prior to the expiration of the agreement by paying all remaining amounts under the agreement.

The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

Exploration activities:

During 2021, the Company initiated a maiden 5,000-meter drill program on the San Antonio Project. The aim of the program was to initially determine the near surface geometry of three targets and once defined, begin testing the potential for multiple, concealed, mineralized porphyry and breccia bodies within an area measuring approximately 2 kilometers x 1 kilometers (“km”). Surface work in this area had outlined anomalous gold and molybdenum soil values in association with altered porphyry intrusive bodies, porphyry-related stockwork quartz veining, hydrothermal breccias and polymetallic veins. To date, the Company has made a significant grassroot discovery at the Pound target, one of the three targets generated at the San Antonio Project.

In the year 2022, the Company conducted an IP survey to further delineate the drill targets and in 2023 and in 2024, the Company conducted reconnaissance field work to further delineate targets for follow up drilling.

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For the three months ended March 31, 2025, the Company announced the re-commencement of drilling at the San Antonio project. The corporation recognized a total of $0.7 million (three months ended March 31, 2024 – $0.04 million) as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of the San Antonio Project.

As at March 31, 2025, and from inception of the agreement, the Company has made total option payments of $0.58 million.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The Company’s presentation and functional currency are U.S. dollars.

As at	March 31, 2025	December 31, 2024
	$	$
Consolidated Financial Position
Cash and cash equivalents	78,026,206	38,930,957
Total assets	83,277,256	42,556,391
Non-current liabilities	813,467	72,732
Working capital[1]	75,377,012	37,302,233
Equity	78,724,051	37,008,166

1	Working capital is a non-GAAP measure and represent current assets less current liabilities, excluding warrants liability.

	Three months ended March 31
	2025	2024
	$	$
Consolidated Operating Results
Exploration and evaluation expenses	(4,858,769)	(3,838,520)
Gain (loss) on revaluation of warrants liability	(10,564,474)	371,514
Net loss and comprehensive loss	(16,927,932)	(4,725,236)
Basic and diluted loss per common share	(0.22)	(0.07)
Consolidated Cash Flow
Operating cash outflow	(5,428,390)	(3,967,628)
Financing cash inflow	44,407,922	13,776,102
Net cash inflow (outflow), including foreign exchange effect on cash balances	39,095,249	9,569,693

OVERVIEW OF CONSOLIDATED FINANCIAL RESULTS

The Company’s results for the three months ended March 31, 2025 was a net loss of $16.9 million ($0.22 per share) (March 31, 2024 – $4.7 million ($0.07 per share)). The results included:

▪	Exploration expenditures for the three months ended March 31, 2025 was $4.9 million (three months ended March 31, 2024 – $3.8 million), including option payments totalling $0.28 million (three months ended March 31, 2024 – $0.25 million).

▪	General and administrative expense for the three months ended March 31, 2025 was $1.9 million (three months ended March 31, 2024 – $1.2 million), including:

o	Compensation costs related to share-based payments for the three months ended March 31, 2025 of $0.35 million (three months ended March 31, 2024 – $0.36 million).

o	Share-based payments include 200,000 options granted during the three months ended March 31, 2025 (three months ended March 31, 2024 – nil) with average share price on grant date of C$8.32 per share (three months ended March 31, 2024 – C$nil per share).

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SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

The following table sets forth selected consolidated financial information, prepared in accordance with IFRS Accounting Standards, for each of the Company’s eight most recently completed quarters.

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
	$	$	$	$	$	$	$	$
Net income (loss)	(16,927,932)	(9,591,266)	(6,300,500)	(6,331,921)	(4,725,236)	(5,313,309)	(3,749,128)	(6,097,432)
Basic and diluted income (loss) per share	(0.22)	(0.13)	(0.09)	(0.09)	(0.07)	(0.09)	(0.06)	(0.10)

As the Company is currently in the exploration stage, variations in the quarterly results are mainly due to the exploration activities, the impact of fluctuation of exchange rates on cash balances and the revaluation of derivative instruments.

LIQUIDITY AND MANAGEMENT OF CAPITAL RESOURCES

The Company has no operating cash flow from a producing mine and therefore must utilize its current cash reserves and funds obtained from equity financing transactions (see “Business Transaction” in this MD&A) to fund its operating and exploration activities, including payments subject to exploration option agreements (see “Exploration Summary” in this MD&A).

The Company’s objectives in managing capital are to ensure the entity continues as a going concern and to achieve optimal returns for its stakeholders. In addition, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential, if they fit within the Company’s overall strategic plan and if the Company has sufficient financial resources to do so. Management considers future capital requirements to sustain the future operation of the business, including current and new exploration program requirements, and assesses market conditions to determine when adjustments to the capital structure are appropriate.

As at March 31, 2025, the Company raised $44.7 million from the Closing of the March 2025 Private Placement, (see “Business Transaction” in this MD&A) and $8.4 million from the exercise of warrants and options.

As at March 31, 2025, the Corporation’s cash and working capital position (current assets less current liabilities, excluding warrants liability (“Working Capital”)) was $78 million and $75.4 million, respectively (December 31, 2024 – $38.9 million and $37.3 million, respectively). The Corporation will utilize its working capital towards general operating activities and the advancement of its exploration programs, including its obligations under its exploration option agreements (see “Exploration Summary” in this MD&A).

Cash Flow Items

The following is a summary of the Company’s cash flows for the three months ended March 31, 2025 and 2024:

	Three months ended March 31
	2025	2024
	$	$
Operating activities	(5,428,390)	(3,967,628)
Financing activities	44,407,922	13,776,102
Investing activities	(26,580)	(32,243)
	38,952,952	9,776,231
Foreign exchange on cash	142,297	(206,538)
Net change in cash balance	39,095,249	9,569,693

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Operating Activities

Operating cash outflow for the three months ended March 31, 2025 was $5.4 million, compared to the $4 million for the three months ended March 31, 2024. The change is mainly due to the increase of exploration activities incurred in 2025.

Financing Activities

Net cash inflow from financing activities for the three months ended March 31, 2025 was $44.4 million, compared to the net cash inflow of $13.8 million, for the three months ended March 31, 2024. The variance is due to the closing of the March 2025 Private Placement and cash proceeds from the exercise of warrants and options.

Investing Activities

Cash outflow for investing activities for the three months ended March 31, 2025 was $0.03 million, compared to $0.03 million for the three months ended March 31, 2024 and relate to the acquisition of fixed assets.

EQUITY AND WARRANTS

Fully Diluted Shares

As at	December 31, 2025	December 31, 2024

Shares issued	84,846,359	77,602,208
Stock options outstanding	4,332,633	4,434,800
Warrants	–	2,250,000
	89,178,992	84,287,008

Share Capital

As at March 31, 2025, a total of 4,741,984 shares were issued as a result of the closing of the March 2025 Private Placement, 252,167 shares were issued as a result of the exercise of options and 2,250,000 shares were issued as a result of the exercise of warrants.

Total proceeds raised in 2025 was $36.4 million (C$52.2 million) from the March 2025 Private Placement.

Warrants

On May 4, 2024, following the completion of the March 2024 Offering, 2,250,000 Subscription Warrants were issued. The fair value of the warrant’s liability in respect of the Subscription Warrants was $1.19 million. The fair value of the warrants was determined using the Binomial pricing model. See also the “Business Transaction” section of this MD&A.

Subscription Warrants are classified as warrants liability on the consolidated statement of financial position and measured at fair value until the instruments are exercised or extinguished in the consolidated financial statements. Any gain or loss arising from the revaluation of a Subscription Warrant on the date of exercise or on the financial reporting date is recognized in the consolidated statement of operations and comprehensive loss.

For the three months ended March 31, 2025, the Company recognized a derivative loss of $10.6 million (three months ended March 31, 2024 – $0.4 million of derivative gain), in respect of the revaluation of warrants classified within warrants liability.

On March 20, 2025, following the completion of the October 2022 Offering, 2,391,700 Subscription Warrants were issued. The issue date fair value of the warrant’s liability in respect of the Subscription Warrants was $0.97 million. The fair value of the warrants was determined using the Black-Scholes pricing model. See also the “Business Transaction” section of this MD&A.

On March 20, 2025, a total of 2,250,000 Warrants of the March 2024 Offering were exercised for total proceeds of $7.9 million (C$11.3 million).

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Options

As at March 31, 2025, 4,332,633 (December 31, 2024 – 4,434,800) stock options were outstanding at an average exercise price of C$4.33 (December 31, 2024 – C$4.07), of which 2,423,882 (December 31, 2024 – 2,676,049) were exercisable. The exercise in full of the outstanding stock options as at March 31, 2025 would raise a total of approximately C$18.8 million. Options expire between 2026 and 2030. Management does not know when and how much will be collected from the exercise of such securities as this is dependent on the determination of the option holders and the market price of the Common Shares.

Outstanding Equity Data

As of May 13th, 2025, the Company had 84,847,359 Common Shares, and a total of 5,031,633 stock options outstanding to purchase Common Shares.

TRENDS AND RISKS THAT AFFECT THE COMPANY’S FINANCIAL CONDITION

Please see the “Market Trends” and “Risks and Uncertainties” sections of this MD&A for information regarding known trends, demands, commitments, events or uncertainties that are reasonably likely to have an effect on the Company’s business and industry and economic factors affecting the Company’s performance.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OPTION AGREEMENTS

Contractual Obligations and Commitments

As at March 31, 2025, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	2 – 5 Years	After 5 Years
	$	$	$	$
Other lease commitments[1]	1,399,451	585,984	813,467	–
Service contracts [2]	3,883,722	3,883,722	–	–
	5,283,173	4,469,706	813,467	–

1.	Represents contractual lease payments payable over future periods.
2.	Represents drilling contracts.

Option Agreements

The Company has the option to terminate its option agreements at any time without any financial consequences. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at March 31, 2025, the timing of expenditures, including option payments, under the Company’s option agreements are as follows:

	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	Greater than 5 Years
	$	$	$	$	$
First Guayabales Option[1]	9,833,334	333,332	666,664	666,664	8,166,674
Second Guayabales Option	5,300,000	250,000	500,000	2,400,000	2,150,000
San Antonio Option [2]	4,420,000	420,000	1,500,000	–	2,500,000
Other Option agreements[3]	3,034,724	964,312	2,070,412	–	–
	22,588,058	1,967,644	4,737,076	3,066,664	12,816,674

1.	Includes a one-time payment of $8,000,000 in lieu of the NSR.
2.	Includes a one-time payment of $2,500,000 in lieu of the NSR.
3.	Amount disclosed related to the option agreements to purchase surface rights.

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RELATED PARTY TRANSACTIONS

As at March 31, 2025 and December 31, 2024, there were no related party balances.

FINANCIAL INSTRUMENTS AND RELATED RISKS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model, Binomial pricing model, or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, without limitation, such considerations as liquidity and capital resources.

MARKET TRENDS

Global Financial Market Conditions

Events and conditions in the global financial markets, particularly over the last two years, continue to impact gold prices, commodity prices, interest rates and currency rates. These conditions, as well as market volatility, may have a positive or negative impact on the Company’s operating costs, project exploration expenditures and planning of the Company’s projects.

Gold Market

The Company’s economic assessment of its gold projects is impacted by the market-driven gold price. The gold market is affected by inflation, continued sovereign debt risks, elevated geo-political risks, mine production and substantial above-ground reserves that can affect the price should a portion of these reserves be brought to market.

While many factors impact the valuation of gold, traditionally the key factors are actual and expected U.S. dollar value, global inflation rates, oil prices and interest rates.

The gold price has displayed considerable volatility in the last few years. Continued uncertainties in major markets, specifically in the U.S. and European countries, and increased trade tensions between the U.S. and China and heightened geo-political risks in Europe were the main driving forces in the demand and volatility for gold. The daily closing spot gold price during the three months ended March 31, 2025 was between $2,633 and $3,115 per ounce, for an average price in 2025 of $2,860 per ounce.

Currency

The Company’s functional and reporting currency is the U.S. dollar. The key currencies to which the Company is exposed are the Canadian dollar and the Colombian peso, which have experienced greater volatility relative to the U.S. dollar over the last several years. Fluctuation of the Canadian dollar against the U.S. dollar has a direct impact on the Company as proceeds from equity financing are in Canadian dollars. At times, the Company has mitigated the impact by converting a significant portion of proceeds received from the offerings to U.S. dollars and Colombian pesos. Fluctuation of the Colombian peso has a direct impact on the Company’s exploration and operating activities.

The Company expects to have significant U.S. dollar and Colombian peso requirements, mainly in relation to exploration activities, salaries and exploration option payments.

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As at March 31, 2025, the Company held $78 million in cash, of which $66.3 million was in U.S. dollars, $11.6 million was in Canadian dollars, and $0.1 million was in Colombian pesos. Purchases of additional Colombian pesos will be required to meet the Company’s obligations in local jurisdictions.

As of May 13th, 2025, the Company held approximately $74.7 million in cash and cash equivalents, of which $66.2 million was in U.S. dollars, the equivalent of $2.1 million was in Colombian pesos, and the equivalent of $6.4 million was in Canadian dollars, representing approximately 89%, 3%, and 8%, respectively of total cash balances.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company’s accounting policies are detailed in Note 3 of the audited consolidated financial statements for the year ended December 31, 2024.

CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by the Company in 2025 or later.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18, was issued to achieve comparability of the financial performance of similar entities. The issuance of IFRS 18 is expected to have a substantive impact on financial statements, including potential changes to the structure of the income statement and various disclosure requirements. The standard, which replaces IAS 1, “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is assessing the potential impact of the standard on its consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) for the Company. The Company’s controls are based on the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework.

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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There were no significant changes in the Company’s DC&P and ICFR, or in other factors that could significantly affect those controls subsequent to the date the CEO and CFO completed their evaluation as of December 31, 2024, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls identified requiring corrective actions.

The Company’s management, with the participation of its CEO and CFO, has evaluated the effectiveness of the Company’s DC&P and ICFR. Based on such evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2025, the Company’s DC&P and ICFR were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

The Company’s management, including the CEO and the CFO, does not expect that its DC&P and ICFR will prevent or detect all errors and fraud. A cost-effective system of internal controls, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the ICFR are achieved.

EMERGING MARKET DISCLOSURE

Operations in an Emerging Market Jurisdiction

The Company’s mineral properties and principal business operations are located in a foreign jurisdiction, namely the Republic of Colombia. Operating in Colombia exposes the Company to various degrees of political, economic and other risks and uncertainties.

Board and Management Experience and Oversight

Key members of the Company’s management team and Board of directors have extensive experience running business operations in Colombia. Mr. Ari Sussman, the Executive Chairman of the Company, was Chief Executive Officer and a director of Continental Gold Inc. (“Continental Gold”), and Mr. Paul Begin, the Chief Financial Officer and Corporate Secretary of the Company, was Chief Financial Officer of Continental Gold, which was the largest gold mining company in Colombia and the first to successfully permit and construct a modern large-scale underground gold mine in the country. Continental Gold was a former Toronto Stock Exchange-listed issuer, from March 2010 until it was acquired by Zijin Mining Group Co., Ltd. in March 2020 for over C$1.4 billion.

Mr. Omar Ossma, the President and Chief Executive Officer of the Company, was the former Vice President, Legal of Continental Gold, and has over 20 years of legal experience in Colombian corporate, environmental, mining and energy law. As Vice President, Legal of Continental Gold, he oversaw the Colombian legal team and was responsible for all legal support efforts in the country.

Ms. Maria Constanza García Botero, an independent director of the Company, is a resident of Colombia, and has worked in public finance, urban development, infrastructure, mining, energy, and public-private partnerships (PPPs) as an advisor or in various management positions at the National Planning Department, the Ministry of Finance, and the National Hydrocarbons Agency. From 2010 to 2012 she served as the Deputy Minister of Infrastructure at the Ministry of Transport (Colombia), and from 2012 to 2014, served as President of the National Mining Agency, Ministry of Mining and Energy (Colombia).

Mrs. Angela María Orozco Gómez, an independent director of the Company, is a resident of Colombia and has 30 years of government and international experience.  Most recently, Mrs. Orozco Gómez was the Minister of Transport and Infrastructure, Colombia where she led various initiatives that secured public and private investments in the transportation and infrastructure industries.  Mrs. Orozco Gómez has also been a partner in various private ventures that helped to represent industries in international trade disputes.

Mr. Ashwath Mehra is a seasoned executive with over 35 years’ experience in the mineral industry. Mr. Mehra spent many years in the commodity trading and mining business as well as owning, buying and selling companies globally.

Mr. Jasper Bertisen is a seasoned leader in the mining industry with a proven track record of successfully driving strategic initiatives. He has spent the majority of his career in mining private equity with Resource Capital Funds, overseeing due diligence and strategy execution for investments spanning development-stage to producing assets across various commodities and global markets.

The Board, as well as management and consultants, are actively involved in technical activities, risk assessments and progress reports in connection with the Company’s exploration activities. The Colombian-resident Board and management members work directly with local contractors in an operational capacity, and are familiar with the laws, business culture and standard practices in Colombia, are fluent in Spanish, and are experienced in dealing with Colombian government authorities, including with respect to mineral exploration licensing, maintenance, and operations.

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Communication

While the reporting language of the head office of the Company is English, the primary operating language in Colombia is Spanish. The senior management team in Colombia together with Ms. García Botero and Mrs. Orozco Gómez, are bilingual in English and Spanish, and Mr. Sussman is fluent in English and conversationally fluent in Spanish. The Company maintains open communication with its Colombian operations through its partially bilingual Board, such that there are no language barriers between the Company’s management and local operations.

The Company’s management communicates with its in-country operations through phone and video calls and conferences, in-country work, meetings, e-mails, and regular reporting procedures. In addition, Collective retained Lloreda Camacho & Co., a law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters. Professionals at Lloreda Camacho & Co. acting on behalf of Collective are bilingual in both English and Spanish.

Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial and disclosure controls and procedures that apply to the Company, Collective Mining Limited (Bermuda) including the Branch and its two indirect Colombian subsidiaries, Minerales Provenza and Minera Campana (together with Minerales Provenza, the “Colombian Subsidiaries”), which are overseen by the Board and implemented by senior management.

The relevant features of these systems include direct oversight over the Branch and the Colombian Subsidiaries’ operations by Omar Ossma, as the principal representative of each of the Colombian Subsidiaries and who is also the President and Chief Executive Officer of the Company. Since the Company indirectly holds all of the issued and outstanding equity interests of the legal entity that comprises the Branch and the Colombian Subsidiaries, the Company exercises effective control over the Branch and the management of each of the Colombian Subsidiaries, as well as its composition.

Executive management and the Board prepare and review the Colombian Subsidiaries’ financial reporting as part of preparing its consolidated financial reporting, and the Company’s independent auditors review the consolidated financial statements under the oversight of the Company’s Audit Committee.

Local Records Management

The minute books and corporate records of each of the Colombian Subsidiaries are maintained and held by the Company at Avenida El Poblado, Carrera 43 No. 9 Sur 195, Oficina 1034, Edificio Square, Medellin, Colombia. Senior management control these records and the Board and management team have full access.

Strategic Direction

While the exploration operations of each of the Branch and the Company’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

Disclosure Controls and Procedures

The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from Board members in Colombia.

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CEO and CFO Certifications

In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer of the Company in a timely manner.

Managing Cultural Differences

Differences in cultures and practices between Canada and Colombia are addressed by the engagement of Colombian-resident Board and management members, as well as local advisors, who have deep operational experience with the mineral exploration industry in Colombia and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in Colombia and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. In addition, most of the Company’s management team members that are non-Colombians have been involved in the Colombian mineral exploration and development industry for over 10 years through their involvement with Continental Gold (as further described above), developing an understanding of the relevant cultural differences and helping in mitigating potential risks from cultural differences.

Transactions with Related Parties

The Company is subject to applicable Canadian and United States securities laws and applicable exchange rules and Canadian accounting rules with respect to approval and disclosure of potential related party transactions and has procurement and other policies in place which it follows to mitigate risks associated with potential related party transactions. The Company may in the future transact with related parties from time to time, in which case such related party transactions may require disclosure in the consolidated financial statements of the Company and in accordance with applicable Canadian securities laws and accounting rules.

Controls Relating to Verification of Property Interests

The Company engaged a local team with broad experience in mining exploration in Colombia, as well as in legal, social, and environmental matters. The lead team in Colombia was previously successful in licensing, building, and putting into operation other mining projects in Colombia. This contributed to obtaining an understanding of the framework surrounding the good standing of the Company’s properties and assets, from a legal, social, and environmental perspective.

The lead team was tasked with the negotiation and acquisition of properties that comprise the Colombian Projects. The current President and Chief Executive Officer of the Company, Mr. Omar Ossma, who led the negotiations and acquisitions of the Company’s current projects, is a licensed lawyer in Colombia, with more than 20 years of professional experience in Colombian corporate, environmental, mining and energy law, 15 of which have been dedicated to the mining and energy sectors. His knowledge of the legal framework of mineral properties and assets assisted the Company in negotiating and entering into legally binding agreements under Colombian law, ensuring the good standing of the Company’s rights over the acquired assets and properties.

The Company also retained an established and leading law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters, that is widely known for their mining practice. In addition to providing a wide array of legal services beginning from the date of inCompany of the Company’s Colombian subsidiaries, the law firm also prepared and delivered title opinions with respect to the Company’s current Colombian properties.

In addition, the Company retained two independent consulting firms specializing in the mining sector, with significant experience in social, engineering, environmental and other sustainability matters that prepared and delivered a due diligence report on the socio-economic and environmental conditions of the properties comprising the San Antonio option, as well as the first and second Guayabales options, and a baseline study report on the performance of certain socio-economic, health and safety measures in the property area.

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License, Permitting and other Regulatory Approvals

Based on consultations with its local advisers and government authorities, the Company satisfied itself that it has obtained all required permits, licenses and other regulatory approvals to carry out its business in Colombia. The table set out below details which material permits, business licenses and other regulatory approvals are required for the Company to carry out its business operations in Colombia.

Material permit, license and/or other regulatory approval required to conduct operations	Material permit, license and/or regulatory approval obtained by the Company
Operating as a company requires a Public commercial registry before the Chamber of Commerce. This registry also activates a Tax Registry.	Obtained.
Prospecting activities (all exploration excluding drilling) are free activities in Colombia, and require no permit, other than authorization for land access from private owner.	The Company generally negotiates land access permits in advance to its operations. Currently, the Company has all required land access permits for its current prospecting campaign.
Drilling activities require a valid mining right and/or mining title granted by the National Mining Authority.	The Company is conducting exploration activities on mining titles LH0071-17, 781-17, HI8-15231, 501712 and IIS-10401 which are validly granted mining titles.
Drilling activities will require authorization for land access from private owner.	The Company generally negotiates land access permits in advance to its operations. Currently, the Company has all required land access permits for its current drilling campaign.
Exploration activities are not subject to environmental license. However, if the activities require the use of natural renewable resources (such as water catchments, dumpings and timbering, amongst others) the Company will require a filing, and further permission, before the regional environmental Company in the territory.	The Company has been granted water rights for its drilling campaign, both in San Antonio and Guayabales projects, and may also recur to purchase water in bulk to perform its drilling campaign.
Construction of a mining project, and its operation requires an environmental license granted by an environmental authority.	The Company is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require an environmental license at this time.
Construction of a mining project, and its operation requires a work plan approved by the applicable mining authority.	The Company is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require a work plan at this time.

As at the date of this MD&A, no restrictions or conditions have been imposed by the government of Colombia on the Company’s ability to operate in Colombia. The Company’s continued ability to operate in Colombia could be impacted as a result of: (i) a drastic change in water conditions which may result in restrictions on already granted water rights; (ii) a breach of environmental commitments and/or regulations by the Company; (iii) the declaration of environmentally protected areas which could restrict mining activities on the Company’s current projects; or (iv) court ordered public hearings in regards to the presence of ethnic minorities on the Company’s properties. See “Risk and Uncertainties”.

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RISKS AND UNCERTAINTIES

The business of the Company is subject to a variety of risks and uncertainties. Investment in Common Shares should be considered highly speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of development, production and exploration and the location of its properties in Colombia. Readers should carefully consider the risks disclosed in this MD&A, the audited consolidated financial statements for the year ended December 31, 2024, and the 2024 Annual Information Form. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or relating to the Company’s operations and any of these risk elements could have a material adverse effect on the business of the Company.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”)

In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized.

Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by use of forward-looking terminology such as “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “targets”, “potential”, “scheduled”, “budgeted”, “forecasted” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “might”, “could”, “should”, “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of management considered reasonable at the date the statements are made in light of management’s experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that it believes to be relevant and reasonable in the circumstances at the date that such statements are made. Forward-looking statement are inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: uncertainties associated with negotiations, misjudgments in the course of preparing forward-looking statements; the actual results of exploration activities; the inherent risks involved in the exploration and development of mineral properties; liquidity risk; the presence of artisanal miners and the effect of mineral extraction by third parties without title; unreliable historical data for projects; cybersecurity risks; risks regarding community relations; security risks; ability to maintain obligations; uncertainties inherent in conducting operations in a foreign country; uncertainties related to the availability and costs of financing needed in the future; reliance on outside contractors in certain exploration operations; risks arising from labour and employment matters; health and safety risks; risks related to use of explosives; reliance on adequate infrastructure for exploration activities; unexpected adverse changes that may result in failure to comply with environmental and other regulatory requirements; environmentally-protected areas/forest reserves risks; dependence on key management employees; title risks related to the ownership of the Company’s projects; the Company’s limited operating history; risks relating to retaining employees and consultants with special skills and knowledge; fluctuations in mineral prices; uninsurable risks related to exploration; risks relating to shareholder(s) exercising significant control over the Company; delays in obtaining government approvals; uncertainties inherent in conducting operations in a foreign country; title risks related to the ownership of the Company’s projects and the related surface rights and to the boundaries of the Company’s projects; risks relating to the Company’s pending concession applications; uncertainties related to the availability and costs of financing needed in the future; differing interpretations of tax regimes in foreign jurisdictions; the loss of Canadian tax resident status; recovery of value added taxes; compliance with government regulation, anti-corruption laws and ESTMA; uncertainties inherent in competition with other exploration companies; non-governmental organization intervention and the creation of adverse sentiment among the inhabitants of areas of mineral development; uncertainties related to conflicts of interest of directors and officers of the Company; social media influence and reputation; the ability to fund operations through foreign subsidiaries; the residency of directors, officers and others; uncertainties related to holding minority interests in other companies; foreign currency fluctuations; global economic conditions; the market price of shares of the Company; the payment of future dividends; future sales of shares of the Company by existing shareholders; seizure or expropriation of assets; accounting policies and internal controls; passive foreign investment Company; litigation risks; indigenous peoples; impairment of mineral properties; and Bermuda legal matters. See “Risks and Uncertainties” in this MD&A for further discussion regarding risk factors.

Material Forward-Looking Information

The Consolidated Financial Statements of the Company for the three months ended March 31, 2025, were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The assumption is based on the anticipation of obtaining additional sources of financing to fund its exploration and operating activities for the foreseeable future. There is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

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CORPORATE INFORMATION

Corporate Office

82 Richmond Street East

Toronto, Ontario - M5C 1P1

Directors & Officers

Ari Sussman, Executive Chairman

Maria Constanza Garcia, Director

Angela Maria Orozco, Director

Ashwath Mehra, Director

Jasper Bertisen, Director

Ned Jalil, Chief Executive Officer

Omar Ossma, President

Paul Begin, Chief Financial Officer

Auditors

BDO Dunwoody LLP

360 Oakville Place Drive, Suite 500

Oakville, Ontario – L6H 6K8

Stock Information

Collective Mining Ltd. common shares are traded on the TSX and the NYSE American LLC under the symbol “CNL” and on the FSE under the symbol GG1.

Investor Relations

Shareholder requests may be directed to Investor Relations via e-mail at info@collectivemining.com or via telephone at 416-451-2727

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